Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO OFFER STILL THE BEST VALUE ALTERNATIVE FOR
FALCONBRIDGE SHAREHOLDERS
Toronto, July 11, 2006 — The following comments were made today by Inco Chairman and CEO Scott Hand in response to the revised bid from Xstrata plc for Falconbridge Limited announced earlier today:
“Inco’s offer for Falconbridge remains the best alternative on the table for Falconbridge shareholders, both in terms of immediate and long-term value creation. The implied value of our offer for Falconbridge under our friendly three-way agreement with Falconbridge and Phelps Dodge is C$61.65 per share, based on today’s mid-day share price for Phelps Dodge. This represents a premium of 4.5 per cent above the Xstrata offer.
“Xstrata’s offer also remains subject to a variety of conditions, including receipt of necessary regulatory approvals, and accordingly, Xstrata may not be able to close its offer on July 21 as they have stated. By contrast, Inco has obtained all of the regulatory clearances required to complete its transaction.
“Only Inco’s offer gives both current Inco and Falconbridge shareholders the opportunity to participate in the great earnings, cash flow and growth potential of Phelps Dodge Inco. Phelps Dodge Inco will be the world’s number one producer of nickel, and the second largest producer of copper — the two metals with the best fundamentals going forward. It will also be one of the strongest super-majors in the global mining industry, with an impressive portfolio of greenfield and brownfield growth projects, and the financial firepower to pursue a wide range of future options.

“Inco’s offer, unlike Xstrata’s, also provides the only opportunity to fully capture the outstanding synergies available in the Sudbury Basin and elsewhere. To date, the synergies identified through the Phelps Dodge Inco combination are estimated at $900 million annually, with a net present value of $5.8 billion. By bringing Inco and Falconbridge operations together in Sudbury, Phelps Dodge Inco is the only transaction that offers significant new opportunities for investment, growth and employment in the Sudbury Basin.
“For these reasons and others we strongly encourage Falconbridge shareholders to tender their shares to the Inco offer.”
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and regarding Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s Offer will be unsuccessful for any reason, the risk that the Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason and the other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005, a registration statement on Form F-8, which includes Inco’s offer and take-over bid circular, and has filed amendments thereto, which include the notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statement, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by directing a request to MacKenzie Partners Inc. at the toll free numbers set out above or by contacting Inco’s media or investor relations departments.
IN 06/31
July 11, 2006
For further information:
Media Relations:               Steve Mitchell(416) 361-7950
Investor Relations:            Sandra Scott (416) 361-7758
or www.inco.com